DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Marjorie Sybul Adams marjorie.adams@dlapiper.com T 212.335.4517 F 212.884.8517

January 29, 2015	OUR FILE NO. 375565-000003

VIA EDGAR AND UNITED PARCEL SERVICE

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Re:	Nexvet Biopharma public limited company
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-201309)
Filed January 26, 2015
CIK No. 0001618561

Dear Mr. Riedler:

This letter is submitted on behalf of Nexvet Biopharma public limited company (together with its subsidiaries, the “Company”) in response to the oral comment that the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided to Andrew D. Ledbetter via telephone on January 28, 2015 with respect to Amendment No. 1 to Registration Statement on Form S-1 filed on January 26, 2014 (File No. 333-201309) (the “Registration Statement”). The Company is filing its Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”) in response to the Staff’s comment under a separate cover.

The Staff’s comment requested that the Company’s disclosure of the range of the fees payable under the Company’s Specific Distribution Agreement with Virbac for its lead product candidate NV-01 be narrowed within 10 percentage points in total. In response to the Staff’s comment, the Company has revised its disclosure on page 90 of Amendment No. 2 to disclose a range between 45-55%.

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Mr. Jeffrey P. Riedler

January 29, 2015

Page Two

We and the Company very much appreciate the Staff’s attention to the review of Amendment No. 2. Please do not hesitate to contact me at (212) 335-4517 or my colleague Andrew D. Ledbetter at (206) 839-4845 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

DLA Piper LLP (US)

/s/ Marjorie Sybul Adams

Marjorie Sybul Adams
marjorie.adams@dlapiper.com

cc:	Via E-mail
Dana Hartz (Staff Accountant, SEC Division of Corporation Finance)
Mark Brunhofer (Senior Staff Accountant, SEC Division of Corporation Finance)
Scot Foley (Staff Attorney, SEC Division of Corporation Finance)
John Krug (Senior Counsel, SEC Division of Corporation Finance)
Mark Heffernan (CEO, Nexvet Biopharma plc)
Damian Lismore (CFO, Nexvet Biopharma plc)
Geraldine Farrell (General Counsel, Nexvet Biopharma plc)
Andrew D. Ledbetter (DLA Piper LLP (US))
Mark B. Weeks (Cooley LLP)
John T. McKenna (Cooley LLP)